                    Filed by Western Multiplex Corporation
             Pursuant to Rule 425 under the Securities Act of 1933
                   and deemed filed pursuant to Rule 14a-12
                    of the Securities Exchange Act of 1934

                Subject Company: Adaptive Broadband Corporation
                          Commission File No. 0-07428

                                                               November 14, 2000

The following information contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected, anticipated or implied.These statements are often indentified by words such as "expect", "anticipated" and "intend." The forward-looking statements address the following subjects, among others: expected date of closing the merger, future financial and operating results, and timing and benefits of the merger. Statements regarding the expected date of completion of the transaction are subject to the risk that the closing conditions will not be satisfied, including the risk that regulatory approvals will not be obtained or that the stockholders of Western Multiplex or Adaptive Broadband will not approve the merger and that the merger will not be consummated.

Statements regarding the expected benefits of the transaction and the company's expected revenues and EBITA margins are subject to the following risks: that expected synergies will not be achieved; that that businesses will not be integrated successfully; that merger costs will be greater than expected; the inability to identify, develop and achieve success for new products, services and technologies; increased competition and its effect on the company's pricing and need for marketing; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; the inability to establish or renew relationships with advertising, marketing, technology, and product or component providers or suppliers; and to the general risks associated with the companies' businesses.


Careful consideration also should be given to cautionary statements made in Western Multiplex's reports filed with the Securities and Exchange Commission, especially the section entitled "Risk Factors" in Western Multiplex's Form S-1 filed on July 20, 2000 and in Adaptive Broadband's reports filed with the Securities and Exchange Commission, especially the section entitled "Risk Factors" in Adaptive Broadband's Annual Report on Form 10-K for the year ended June 30, 2000.

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    THE FOLLOWING IS THE SCRIPT FOR A CONFERENCE CALL REGARDING THE MERGER
              HELD BY WESTERN MULTIPLEX CORPORATION AND ADAPTIVE
                  BROADBAND CORPORATION ON NOVEMBER 13, 2000

Washington/Adams Conference Call Script
Draft #3 11/14/00 1:16 AM


Operator:

Ladies and Gentlemen, thank you for standing by. Welcome to the Western Multiplex Corporation call to discuss the Western Multiplex-Adaptive Broadband merger. At this time all participants are in listen-only mode. Later we will conduct a question and answer session that will last [xx] minutes. At that time, if you have a question, you will need to press the [x] button on your touch-tone phone.

If you are disconnected from this call, please dial 800-819-9193]. As a reminder, this conference is being recorded and broadcast live on the web.

With us today from Western Multiplex are Jon Zakin, Chairman and CEO, Amir Zoufonoun, President and COO and Nancy Huber, CFO and from Adaptive Broadband we have Fred Lawrence, Chairman and CEO, Dan Scharre, President and COO and Donna Birks, CFO and EVP of Finance. I will now turn the conference over to Nancy Huber.

Host Speaker Nancy Huber

Thank you operator, and thanks everyone for joining us this afternoon. This is a very exciting day for Western Multiplex and Adaptive Broadband, and we appreciate you spending your time with us. You should have received your copy of today's press release announcing the transaction. If you did not, you may view it on our Web site, www.wmux.com, or call 408-542-5248, and we can fax you a copy of the release.

Ladies and gentlemen, some of the statements we will make during this call, which represent our expectations or beliefs concerning future events, are forward-looking statements within the meaning of Section 21E of the Security and Exchange Act of 1934. This provides a safe harbor for such statements. Our use of the words such as estimate, anticipate, plan, believe, or similar expressions, are intended to identify these statements.

We caution you that these statements reflect our current expectations, and are subject to a number of risks and uncertainties including, but not limited to, factors that we'll discuss later, and the factors set forth in both companies filings with the Securities and Exchange Commission. Please refer to the Western Multiplex or Adaptive Broadband filings for a more detailed discussion of forward-looking statements and the risks and uncertainties of such statements. We cannot assure you that the forward-looking statements we make will be realized. We do not undertake any obligation to update this information, and you should recognize that this information is only accurate as of today's date.

With that, let me begin with reading the financial portion of the press release:

Western Multiplex Corporation (Nasdaq: WMUX) and Adaptive Broadband Corporation (Nasdaq: ADAP) today announced that we have signed a definitive merger agreement. Under the terms of the deal Western Multiplex will acquire Adaptive Broadband, a world leader in the broadband fixed wireless point-to-multipoint market. Western Multiplex, a leader in broadband fixed-wireless communication systems used by Internet Service Providers, telecommunications carriers and corporations, will pay US$645 million (based on the Western Multiplex closing price for November 10, 2000) in an all stock transaction.

Upon completion of the transaction, Adaptive Broadband will become a wholly owned subsidiary of Western Multiplex, with the company headquartered in Sunnyvale, Calif. Under the terms of the agreement, the shareholders will receive a fixed exchange ratio of 1.345 Western Multiplex common shares for each share of Adaptive Broadband stock. Based on the closing price of US$12.75 per common share of Western Multiplex on November 10, 2000, this represents a price of approximately $17.15 per share of Adaptive Broadband. The transaction, which is expected to close in the first quarter of 2001, will be tax-free to Adaptive Broadband's United States shareholders.

The transaction, which will be accounted for as a purchase, is expected to be accretive to Western Multiplex's cash earnings per share (earnings before amortization and other non-cash expenses) by the end of calendar year 2001 (excluding acquisition-related charges). The boards of directors of both companies have unanimously approved the transaction and its completion is subject to customary closing conditions, including regulatory approvals and the approval of the shareholders of both companies.

I will now turn the call over to Jon Zakin.

JON ZAKIN

Thank you. I am extremely happy to announce this merger, creating a wireless infrastructure powerhouse. The combined company, we believe, will be well positioned to become the broadest based wireless infrastructure company in the world.

I'd like to spend a few minutes discussing the strategy and rationale behind this combination, and why we are optimistic about its chances of success.

This acquisition is a great fit for both companies. Combining Adaptive, the leader in point-to- multipoint last mile access, with Western Multiplex, the leader in point-to-point access for wireless access backhaul, enterprise networks and fiber extension, creates an organization with the engineering, technological, sales and marketing scale to truly offer integrated world class products to these large and growing markets.

Let me expand on this point a bit further. When the companies are combined, the organizations will have technological depth second to none, with 160 engineers and strength in both FDD and TDD wireless technology. We will have 37 patents either granted, pending, applied for, or in process and our platforms and protocols will span IP, Telco, ATM, Ethernet and Fast Gigabit Ethernet. The combined company will have world class products and a leadership position in three of the four wireless market segments--last mile access, campus and enterprise connectivity, and mobile wireless backhaul.

From the Western Multiplex point of view, this merger represents a major step in executing our vision to consolidate the wireless infrastructure industry--which has been both fragmented and niche oriented--and to enhance network functionality at the ISP and Telco level. Adaptive provides world class point to multipoint technologies along with a major market position complementary to our own. Together we will be able to offer our customers complete solutions incorporating last mile access and backhaul technologies from the edge of the Internet cloud to the side of an end-user's home or office in a much more timely and cost effective manner than Western Multiplex could on our own.

When we began discussions with Adaptive, it was clear we had similar philosophies and visions regarding product functionality, integration, and the evolution of our industry. Both companies also have tremendous expertise in the license-free bands of the spectrum. Adaptive was evaluating alternatives and investing valuable R & D resources to expand into the point-to-point market. We, on the other hand, were investing heavily in point to multipoint technologies with our Ubiquity team. This combination frees up resources from both companies and we expect that new products will be available in the market sooner than if we were both independent.


Specifically, we will be able to redeploy some of our engineers currently working on our Ubiquity product to our OC3/OC12 development. The technology developed by our

Ubiquity point to multipoint team will enhance Adaptive's market-leading AB Access platform and our Ubiquity engineers will be able to help Adaptive bring out its low cost residential product and the Wireless Access Concentrator (WAC) with integrated backhaul and last mile access out sooner.

On the sales side we expect to be able to sell the Adaptive's products though our reseller channel, which comprises three major distributors and over 120 VARs. We believe this will increase AB Access sales to the campus and enterprise market segment. We also will be able to sell the new Adaptive 3.5Ghz products into our international markets. Western Multiplex has historically been strong in Asia and Latin America, and has been weak in Europe. This was primarily because we have not had the products that European frequencies require. With Adaptive on board, we can immediately offer products in the 3.5 GHz band. We also acquire a major R&D facility in Cambridge, England that we plan to expand. In addition to the European markets, we expect the 3.5 GHz AB-Access product will be applicable to markets in Taiwan, China, Malaysia, Mexico and Latin

America. Adaptive also brings significant strategic relationships with Hitachi in Japan and Casil in China.

We believe that our two companies can blend together smoothly. First, we have agreed on a clear management structure that combines top talent from both organizations. I will continue to be Chairman and CEO of Western Multiplex. Fred Lawrence, Chairman and CEO of Adaptive will become a board member and advisor, focused specifically on business opportunities in Europe. Dan Sharre, Adaptive President and COO will become President and COO. Donna Birks, Adaptive CFO and EVP of Finance becomes CFO and EVP of Finance. Amir Zoufonoun Western Multiplex President and COO becomes EVP of Marketing, Research and Development. Fred Corsentino, Western Multiplex EVP of Worldwide Sales becomes the EVP of Worldwide Sales. Nancy Huber, Western Multiplex CFO will lead the transition and integration teams.

For your guidance, we are targeting slightly better than $300 million in consolidated revenue in 2001 with the expectation that Adaptive will have a minimal effect on the first quarter. In our first full quarter of combined operations, Q2, we anticipate sales in the $70-$75 million range. We are expecting to take write-offs in Q1 that will substantially reduce profit. But we do expect the transaction to be accretive to cash EPS by the 4/th/ quarter of 2001 and thereafter. The combined company immediately following the deal is forecasting gross margins at 45% and EBITA of 10%. The reduction in gross margin from our 50% level is due to the nature of point to multipoint equipment, where the hub units have higher margins than the subscriber units and there are more subscriber units being sold than hubs. We believe that by the end of 2001, we will be entering the new year with a consolidated EBITA back at the 17% level and that gross margins will improve as we begin to see synergies to the 47% level.

One of the unique coincidences of this transaction is that the companies are headquartered literally across the street from each other in Sunnyvale, California. Apart from sharing the same Highway 101 off-ramp, we also share a common vision and belief in the strategic rationale of the combination. We have almost no redundancy in technology, products and market focus, and a management team that is experienced managing business combinations. We feel highly confident that our management teams will be able to insure a smooth transition and integration of the two organizations.

Based on our experiences during the due diligence process, I can state that both teams are very excited and highly motivated to build this new world-class organization. Both organizations bring a great deal of focus and passion to this opportunity and it is very exciting for all concerned.


And with this, I will turn it over to Fred Lawrence, Adaptive Broadband Chairman and CEO for his remarks.

Thanks very much, Jon. I'm extremely excited to be here with Jon today on behalf of our two companies. This is a fabulous combination that changes the wireless infrastructure landscape in many ways.

This merger creates a large and broad wireless infrastructure leader with more than [$135 million] in annual revenue over the last 12 months. The product lines, brands, distribution channels and technologies are very complementary. Together, the two companies can provide significantly more products and wireless infrastructure solutions through more channels in more parts of the world than either of us could do alone, and I believe this creates great opportunities for revenue and earnings growth in the future. As we said earlier, the combined company will have world class products and a leadership position in three of the four wireless market segments--last mile access, campus and enterprise connectivity, and mobile wireless backhaul.

I also believe, as Jon pointed out, that the two companies are very compatible in corporate culture, management and the view of the future of the industry. Both companies have management with a long history of doing acquisitions, so we're very familiar with the process of combining with other companies.

Adaptive Broadband has been moving forward on a strategy of further strengthening its position and market share in point to multipoint markets, as evidenced by our recent introductions of our MMDS and 3.5 Ghz products. By merging, Adaptive and Western Multiplex have a tremendous opportunity to fast forward our strategy to offer even broader product lines to more geographies and channels than either one of us could as a standalone entity.

So, on behalf of Adaptive, I'm very pleased to join Jon as a board member, and as an advisor, and look forward to the opportunities this transaction provides to our employees, customers and shareholders. Thank you.

JON:
Thank you Fred. Before we open this up to questions, I would like to state that the merger document and other documents defining this transaction have been filed shortly with the SEC and will be available for viewing at [SEC.GOV] or through a hot link on our website: www.wmux.com. With that, we would like to
                                   ------------
invite you to ask questions.

**************************************** * * * * * * * * * * * * * * * * * * * *

ADDITIONAL INFORMATION AND WHERE TO FIND IT

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Western Multiplex and Adaptive Broadband. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Western Multiplex and Adaptive Broadband at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from the parties.

In addition to the joint proxy statement/prospectus, Western Multiplex and Adaptive Broadband file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Western Multiplex and Adaptive Broadband at the Securities and Exchange public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Western Multiplex's and Adaptive Broadband's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.
                                            ------------------

Western Multiplex, Adaptive Broadband and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Western Multiplex and Adaptive Broadband in favor of the merger. The directors and executive officers of Western Multiplex and their beneficial ownership of Western Multiplex common stock are set forth in the registration statement filed by Western Multiplex on Form S-1 on July 20, 2000. The directors and executive officers of Adaptive Broadband and their beneficial ownership of Adaptive Broadband common stock are set forth in the proxy statement for the 2000 annual meeting of Adaptive Broadband. In addition, in connection with signing the merger agreement, certain executive officers of Adaptive Broadband have entered into employment agreements with Western Multiplex, upon completion of the merger, certain directors of Adaptive Broadband will become directors of Western Multiplex, the executive officers of Adaptive Broadband own options to purchase shares of Adaptive Broadband common stock which will become vested and exercisable in connection with the merger and Western Multiplex has agreed to provide indemnification and director and officer liability insurance coverage to the directors and executive officers of Adaptive Broadband following the merger. Security holders of Western Multiplex and Adaptive Broadband may obtain additional information regarding the interests of the foregoing people by reading the joint proxy statement / prospectus when it becomes available.


CONTACT:
                  Nancy Huber
                  Western Multiplex Corporation
                  (408) 542-5225
                  nhuber@wmux.com


                  Stephanie Day
                  Adaptive Broadband Corporation
                  Investor Information Line
                  (Toll-free 1-888-225-6789)
                  www.adaptivebraodband.com